Exhibit 99.2

BlastGard International Reports

2006 Year-End Results

CLEARWATER FL, April 17, 2007 - BlastGard International (OTCBB; BLGA) reported financial results for the year ended December 31, 2006. For the year ended December 31, 2006, BlastGard International reported revenues of $925,880 compared to $1,129,271 for the year ended December 31, 2005. The revenue for the fourth quarter and the year are primarily attributable to the commercialization and sale of BlastWrap® and BlastWrap® -associated products.

BlastGard International reported a net loss of $2,451,476 or $(0.11) per share based on the weighted average of 22,213,653 shares outstanding for the year-ended December 31, 2006. In comparison, for the year-ended December 31, 2005, the Company reported net losses of $1,771,306 or $(0.08) per share based on the weighted average of 21,901,680 shares outstanding.

According to BlastGard® Chief Executive Officer James Gordon, “The fourth quarter, and indeed much of the second half of 2006 was challenging for BlastGard. We continued to maintain and expand relationships with our strategic partners and key government and military customers, however, we fell short of our profitability goals due in part to the delay in the capture and implementation of certain projects forecasted for the fourth quarter. We have made significant corrective steps to ensure greater visibility and operating efficiencies in our business including a stronger management team and Board, enhanced forecasting and greater oversight. We believe that BlastWrap® provides unequaled protection from blast effects and post-blast fires and our business fundamentals remain very solid and we look forward to a strong year in 2007."

Blastgard has also recently received new orders for its BlastGard MTR mitigated trash receptacles from Washington Metro ATA, Sears Tower and the New York City Transit Authority. BlastGard has also been advised in a letter from Congressman Anthony Weiner, who represents the 9th District of New York, of his renewed call to improve subway security. Congressman Weiner has contacted New York’s Metropolitan Transit Authority (“MTA”) asking the MTA officials to install BlastGard Mitigating Trash Receptacles (MTR).

Congressman Weiner stated “This is a matter of safety and security,” and has asked MTA to follow the example of the Washington, DC subway system to bring New York’s subway system into compliance with federal regulations. Congressman Weiner explained that the MTR, which  has been designated and certified as a Qualified Anti-Terrorism Technology (QATT) and placed on the “Approved Products List for Homeland Security,” under the Support Anti-Terrorism by Fostering Effective Technologies Act of 2002 (the SAFETY ACT), would effectively mitigate the blast pressure and eliminate the fireball from a bomb set off in a trash can and as a certified product, the Department of Homeland Security assumes all legal responsibilities.  A copy of Congressman Weiner’s press release and his letter to MTA Chairman Sander can be found on Congressman Weiner’s web site at http://www.house.gov/list/press/ny09_weiner/070112trashcans.html.

About BlastGard International, Inc.

BlastGard International, Inc. creates, designs, develops, manufactures and markets proprietary blast mitigation materials and products that utilize this technology. The Company's patent-pending BlastWrap® technology effectively mitigates blast effects and suppresses post-blast fires. This unique technology can be used to create new, finished products or be used to retrofit to existing products. While the need for this technology has always been present, the security and safety concerns resulting from the September 11, 2001 acts and the subsequent development of Homeland Security make the timing of the Company's emergence even more important. The Company's core market focus is on blast effects mitigation for the commercial sector, military, law enforcement and government agencies. BlastWrap® is based upon well-defined principles and suppresses blast pressures by 50% and often by much more. BlastWrap® products are made from two flexible films arranged one over the other and joined by a plurality of seams filled with attenuating filler material (volcanic glass beads or other suitable two-phase materials), configurable (designed for each application) with an effective blend of extinguishing agents that offer a revolutionary blast protection system against blast & fire/burn threats. BlastWrap® is a blast mitigation assembly that can be wrapped around or conform to virtually any shape. BlastWrap® is a concept (not a chemical compound) from which blast protection products are built to save lives and reduce damage to valuable assets from explosions. Additional information on BlastGard can be found at http://www.blastgardintl.com.

``Safe Harbor'' statement under the Private Securities Litigation Reform Act of 1995: Except for historical information, all of the statements, expectations and assumptions contained in the foregoing are forward-looking statements that involve a number of risks and uncertainties. It is possible that the assumptions made by management are not necessarily the most likely and may not materialize. In addition, other important factors that could cause actual results to differ materially include the following: the Company's ability to market its products; the Company's ability to obtain additional funding; the Company's ability to obtain regulatory approvals on new products, the general economy; competitive factors; ability to attract and retain personnel; the price of the Company's stock; and other risk factors. The Company takes no obligation to update or correct forward-looking statements.

Company Contact:

BlastGard International, Inc.

Michael J. Gordon

(727) 592-9400